Shareholder Rebuttal to Coach, Inc. Opposition Statement
Regarding Net-Zero Greenhouse Gas Emissions

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: Coach, Inc.
NAME OF PERSON RELYING ON EXEMPTION: Jantz Management LLC
ADDRESS OF PERSON RELYING ON EXEMPTION: 470 Atlantic Avenue, 4th Floor, Boston, MA 02210

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Coach shareowners are encouraged to vote FOR resolution #6:

Resolved: The shareholders request the Board of Directors of Coach (the “Company”) to prepare a report to shareholders by June 1, 2018 that evaluates the potential for the Company to voluntarily address its role in climate change by achieving “net-zero” emissions of greenhouse gases. The report should be prepared at reasonable expense and may exclude confidential information.

Net Zero GHG Goal is Urgently Needed and Becoming Widely Accepted
Experts increasingly believe that in order to avoid the most dangerous effects of global warming, the world must achieve net-zero greenhouse gas (GHG) emissions as quickly as possible.1 A 2015 Nature Climate Change article emphasized that because the deployment of negative-emissions technologies will likely be limited due to any combination of the environmental, economic or energy constraints examined in the study, "Plan A" must be to reduce GHG emissions aggressively now. 2

In the opinion of the Proponent, global leaders in government3, industry4, and science5 indicate that a goal of net zero GHG emissions is becoming the accepted and necessary goal. The first step in this process, in the Proponent’s opinion, is to study the feasibility of reaching net zero GHG. Our Company’s limited goal of reaching 15% reduction over the 2014 baseline is insufficient. Indeed, that limited goal has already been exceeded according to Company documents. The Proponent believes that a new, more far-reaching goal of net zero GHG emissions will bring value to the Company, as well as allow our Company to become a leader in GHG reduction.

1 https://phys.org/news/2015-12-aggressive-action-greenhouse-gas-emissions.html
2 https://phys.org/news/2015-12-aggressive-action-greenhouse-gas-emissions.html
3 ceee.org/files/proceedings/2012/data/papers/0193-000092.pdf
4 http://www.sustainablebrands.com/news_and_views/articles/kohl%E2%80%99s-achieves-net-zero-emissions
5 https://www.vox.com/2017/9/19/16316240/hurricane-irma-harvey-tv-weather-forecast

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 6 following the instruction provided on the management’s proxy mailing.

Business risks exist due to climate change.
The Proponent believes that business risks for our company due to climate change exist, such as: increasing cost of natural products and materials used to manufacture the products we sell; potential delays in transit of products to our stores due to extreme weather conditions; damage to products in stores due to extreme weather; and unpredictable seasonal changes which affect customer purchasing. Drastic weather events that many experts believe are due to climate change are already happening: “Five billion-dollar weather disasters hit the Earth last month, according to the March 2017 Catastrophe Report from insurance broker Aon Benfield: two severe weather/tornado outbreaks in the U.S., a major freeze/winter storm in the U.S.”6

A major industrial corporation has committed to becoming carbon neutral by 2030, demonstrating the feasibility of the Proposal.
Siemens, an industrial firm that produces its own products, has demonstrated the feasibility of the Proposal. Siemens reported in September 2015 that it “aims to be the world's first major industrial company to achieve a net-zero carbon footprint by 2030.” Furthermore, Siemens expects to demonstrate bottom line benefits of “annual savings of €20 million expected” on a “€100 million investment in improving energy efficiency.”

Conclusion:
The Proponent believes that pursuing efforts to limit the global temperature increase to 1.5 degrees Celsius requires that Coach and others plan now to get to net zero emissions by a fixed timeline. At least one major industrial firm has already committed to achieving net zero by 2030, and Tiffany & Co. – another luxury brand – is on track to achieving net zero GHGs by 2050.7 We believe that Coach has the leadership and resources to create an effective and sustainable plan. With growing customer acceptance of the reality of climate change and the need to reach net zero GHG emissions in a timely manner, the Proponent urges the Company to consider the potential benefits for its business and shareholders of reaching net zero GHG emissions by a set timeframe.

We urge you to vote “FOR” proxy item #6. Should you have any proposal-specific questions please feel free to contact us at info@jantzmgmt.com.

Date: October 3, 2017

By: /s/ Christine J. Jantz
Christine J. Jantz*
President
Jantz Management LLC

*Jantz Management LLC filed the proposal
on behalf of Christine Jantz as an individual
shareholder of Coach Inc.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on question number 6 following the instruction provided on the management’s proxy mailing.

6 https://www.wunderground.com/cat6/march-2017-earths-2nd-warmest-march-record
7 http://press.tiffany.com/News/NewsItem.aspx?id=320